As filed with the Securities and Exchange Commission on September 30, 2011

Registration No. 333-______
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
of
HARMONY GOLD MINING COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
The Republic of South Africa
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, N.Y. 10005
United States
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
______________________

DEPOSITARY MANAGEMENT CORPORATION
570 Lexington Avenue, 44th Floor
New York, N.Y. 10022
United States
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44-20-7532-1000	Hogan Lovells International LLP Atlantic House Holborn Viaduct London EC1A 2FG United Kingdom +44-20-7296-2000

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[  ] on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing the number of Ordinary Shares of Harmony Gold Mining Company Limited set forth in the form of American Depositary Receipt.	300,000,000 American Depositary Shares	$5.00	$15,000,000	$1,741.50
(1)	Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibit A to form of Deposit Agreement filed as Exhibit (a) to this Registration Statement which form of American Depositary Receipt is incorporated herein by reference.

Item - 1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Paragraph 15, 16 and 18

(iii) The collection and distribution of dividends	Paragraph 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Paragraph 11, 15, 16 and 18

(v) The sale or exercise of rights	Paragraph 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraph 4, 5, 10 and 13

(vii) Amendment, extension or termination of the deposit agreement	Paragraph 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph 11

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraph 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Paragraph 14, 18, 19 and 21

3. Fees and Charges	Paragraph 7 and 8

Item - 2.	Available Information

Public Reports furnished by issuer	Paragraph 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item – 3.	Exhibits

a.
Form of Amended and Restated Deposit Agreement among Harmony Gold Mining Company Limited. (the “Company”), Deutsche Bank Trust Company Americas as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. – Filed herewith as Exhibit (a).

b.
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not Applicable.

d.	Opinion of White & Case LLP, as counsel to the Depositary, as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

e.	Certification under Rule 466. – Not applicable.

Item – 4.	Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 30, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Shares

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ Chris Konopelko
Name:	Chris Konopelko
Title:	Vice President

By:	/s/ Laura Bonner
Name:	Laura Bonner
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Harmony Gold Mining Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of South Africa on September 30, 2011.

HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs
Name:	Graham Briggs
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Graham Biggs and Hannes Meyer and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes he or she might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated above.

Signature	Title

Name: Patrice Motsepe	Non-executive chairman

/s/ Graham Briggs
Name: Graham Briggs	Chief Executive Officer

/s/ Hannes Meyer
Name: Hannes Meyer	Financial Director

/s/ Harry Ephraim Mashego
Name: Harry Ephraim Mashego	Executive Director

/s/ Fikile De Buck
Name: Fikile De Buck	Lead Independent Non-Executive Director

/s/ Frank Abbott
Name: Frank Abbott	Non-Executive Director

Name: Joaquim Chissano	Non-Executive Director

/s/ Ken Dicks
Name: Ken Dicks	Independent Non-Executive Director

Name: Dr Simo Lushaba	Independent Non-Executive Director

Name: Cathie Markus	Independent Non-Executive Director

Name: Modise Motloba	Independent Non-executive Director

/s/ Mavuso Msimang
Name: Mavuso Msimang	Independent Non-executive Director

/s/ David Nokó
Name: David Nokó	Independent Non-executive Director

/s/ Cedric Savage
Name: Cedric Savage	Independent Non-executive Director

/s/ John Wetton
Name: John Wetton	Non-Executive Director

Name: André Wilkens	Non-Executive Director

/s/ George Boychuk
Name: George Boychuk	Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number.	Exhibit

(a)	Form of Amended and Restated Deposit Agreement.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.